Exhibit 99.2

Excellon Resources Inc.

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

in thousands of U.S. dollars

Management’s Responsibility for Financial Reporting

The management of Excellon Resources Inc. is responsible for the integrity and fair presentation of the accompanying consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. Any system of internal control over financial reporting has inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and control matters prior to submitting the consolidated financial statements to the Board for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors and continues to review with management on and ongoing basis, the Company’s systems of internal control, and approves the scope of the independent auditor’s audit and non-audit work.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) “Brendan Cahill”	(Signed) “Alfred Colas”

President & Chief Executive Officer	Chief Financial Officer

March 16, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Excellon Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Excellon Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada March 16, 2021

We have served as the Company’s auditor since 2009.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Excellon Resources Inc.

Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

		December 31	December 31
		2020	2019
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		8,380	6,344
Marketable securities and warrants	6	2,350	348
Trade receivables		1,782	2,278
VAT recoverable	7	5,573	4,010
Inventories	8	2,385	2,615
Other current assets	9	1,323	1,599
		21,793	17,194

Non-current assets
Property, plant and equipment	10	25,830	24,818
Mineral rights	5, 11	20,511	2,676
Deferred income tax assets	24	5,145	10,894
Total assets		73,279	55,582

Liabilities
Current liabilities
Trade and other payables	12	8,172	7,132
VAT payable		3,415	1,927
Current portion of long-term lease liabilities	13	405	489
		11,992	9,548

Non-current liabilities
Convertible debentures	16	7,283	-
Long-term lease liabilities	13	425	788
Provisions	15	2,208	2,243
Deferred income tax liabilities	24	929	811
Total liabilities		22,837	13,390

Equity
Share capital	5, 17	136,199	114,840
Contributed surplus		34,015	28,730
Accumulated other comprehensive loss		(15,380)	(13,006)
Deficit		(104,392)	(88,372)
Total equity		50,442	42,192

Total liabilities and equity		73,279	55,582

Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board	Director	Director

	“André Fortier”	“Andrew Farncomb”

Excellon Resources Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except per share data)

		2020	2019
	Notes	$	$

Revenues	20	26,202	26,469

Production costs		(19,981)	(23,216)
Depletion and amortization		(4,649)	(4,708)
Cost of Sales	21.a	(24,630)	(27,924)

Gross Profit (Loss)		1,572	(1,455)

Administrative expenses	21.b	(4,630)	(3,448)
Share-based payments	17	(1,875)	(1,102)
Amortization		(391)	(272)
General and administrative expenses		(6,896)	(4,822)

Exploration	22	(4,032)	(3,853)
Other (expenses) income, net	21.c	(373)	782
Finance (expenses) income, net	23	(2,508)	295

Loss before income taxes		(12,237)	(9,053)

Income tax expense	24	(3,783)	(1,022)

Net Loss		(16,020)	(10,075)

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		(2,374)	2,116
Total other comprehensive (loss) income		(2,374)	2,116

Total comprehensive loss		(18,394)	(7,959)

Loss per share
Basic and diluted	18	$(0.55)	$(0.49)

Weighted average number of shares
Basic and diluted	18	28,881,800	20,674,866

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Cash Flow

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except per share data)

	2020	2019
	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the period	(16,020)	(10,075)
Adjustments for non-cash items:
Depletion and amortization	4,971	4,941
Income tax expense	3,783	89
Share-based compensation	1,799	1,099
Post-employment benefits	160	(33)
Interest expense	2,015	119
Unrealized loss on currency hedges	426	368
Loss on disposal of mineral rights	188	104
Unrealized gain on warrants liability	-	(323)
Unrealized gain on marketable securities and warrants	(712)	(290)
Discount on shares issued to settle payables	196	-
Taxes paid	(539)	(313)
Operating cash flows before changes in working capital	(3,733)	(4,314)

Changes in non-cash working capital	3,984	467
Net cash from operating activities	251	(3,847)

Investing activities
Purchase of property, plant and equipment	(8,341)	(5,726)
Acquisition of mineral rights	(148)	(76)
Transaction costs paid on acquisition of Otis Gold Corp.	(1,723)	-
Loan to Otis Gold Corp., net of cash received on acquisition	(304)	-
Net cash used in investing activities	(10,516)	(5,802)

Financing activities
Proceeds from issuance of Convertible Debt	12,762	-
Proceeds from Credit Facility	5,871	-
Repayment of Credit Facility	(6,000)	-
Proceeds on issuance of shares from equity financing	-	7,982
Proceeds from options and warrants exercised	380	721
Lease payments	(360)	(334)
Interest paid	(423)	(30)
Net cash from financing activities	12,230	8,339

Effect of exchange rate changes on cash and cash equivalents	71	1,237

Change in cash and cash equivalents	2,036	(73)

Cash and cash equivalents - Beginning of the year	6,344	6,417
Cash and cash equivalents - End of the year	8,380	6,344

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except per share data)

			Accumulated
			other
	Share	Contributed	comprehensive		Total
	capital	surplus	income (loss)	Deficit	equity
	$	$	$	$	$

Balance - January 1, 2019	106,786	26,811	(15,122)	(78,297)	40,178

Net loss for the period	-	-	-	(10,075)	(10,075)
Total other comprehensive income	-	-	2,116	-	2,116
Total comprehensive income (loss)	-	-	2,116	(10,075)	(7,959)

Stock options:
Value of services recognized	-	406	-	-	406
Proceeds on issuing shares	38	-	-	-	38
Deferred and restricted share units:
Value of units recognized	246	434	-	-	680
Warrants:
Value of warrants issued in Bought Deal	-	1,079	-	-	1,079
Proceeds on issuing shares	699	-	-	-	699
Value of shares issued in asset acquisition	169	-	-	-	169
Value of shares issued in Bought Deal	6,903	-	-	-	6,903
Balance - December 31, 2019	114,840	28,730	(13,006)	(88,372)	42,192

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(16,020)	(16,020)
Total other comprehensive loss	-	-	(2,374)	-	(2,374)
Total comprehensive loss	-	-	(2,374)	(16,020)	(18,394)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,738	-	-	-	1,738
Share options:
Value of services recognized	-	469	-	-	469
Proceeds on issuing shares	602	(230)	-	-	372
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	1,627	(479)	-	-	1,148
Value of units recognized	-	182	-	-	182
Warrants:
Value of warrants issued with Convertible Debentures	-	1,001	-	-	1,001
Proceeds on issuing shares	8	(2)	-	-	6
Value of shares issued in asset acquisition	246	-	-	-	246
Convertible Debentures:
Value of conversion options on Convertible Debentures	-	3,750	-	-	3,750
Interest payable settled with shares	588	-	-	-	588
Balance - December 31, 2020	136,199	34,015	(15,380)	(104,392)	50,442

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange and NYSE American, LLC exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon (Note 5).

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American, LLC exchange effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These consolidated financial statements were approved by the Board of Directors on March 16, 2021.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The accounting policies set out below were consistently applied to all periods presented, except for the adoption of new accounting standards and accounting policies disclosed in Note 4.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company applies judgment in assessing the future impact of COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. Management anticipates that the Company will have sufficient cash resources to fund the planned expenditures and discharge its liabilities in the normal course of operations for at least twelve months from the date of the reporting period.

5

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

3. USE OF ESTIMATES AND JUDGMENTS

Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The preparation of the consolidated financial statements requires management to make estimates and judgments that may have a significant impact on the consolidated financial statements. Critical judgments exercised in applying accounting policies and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

●	Indicators of impairment - the Company applies judgement in assessing property, plant and equipment for the existence of indicators of impairment at each reporting date. Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, production, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment.

●	Decommissioning and site rehabilitation provision - the Company records any decommissioning and site rehabilitation obligation as a liability in the period in which the related environmental disturbance occurs, based on the present value of the estimated future costs. This obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and discount rate to be used.

●	Determination of reserves and resources - the Company uses both internal and external technical experts to estimate the indicated and inferred resources of its mineral properties. These experts express an opinion based on certain technological and legal information as prepared by management as being current, complete and accurate as of the date of their calculations and in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. These estimated resources are used in the evaluation of potential impairment of asset carrying values, the useful lives of assets, amortization rates and the timing of cash flows.

●	Income taxes and recovery of deferred tax assets - The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years. Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward unused tax credits and tax losses to the extent it is probable that future taxable profits will be available against which they can be utilized. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws as well as the continuity of current contracts and agreements. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

6

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Uncertainties exist with respect to the interpretation of tax regulations. The Company establishes provisions for tax liabilities that are uncertain as to their amount and the probability of their occurrence. The amount of such provisions is based on various factors, such as experience with previous tax audits, differing legal interpretations by the taxable entity and the responsible tax authority. The final resolution of some of these items may give rise to a material change in the amount of the income tax expense recorded in the consolidated statement of comprehensive income (loss) and related tax payments.

●	Convertible debentures - The net proceeds from the Debentures were allocated between debt and equity components. On initial recognition the fair value of the debt was estimated using valuation techniques. The Company used its judgement to make assumptions that are mainly based on market conditions existing at the date of the transaction. For details of the key assumptions used see Note 16.

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Consolidation

i.	Subsidiaries - are entities controlled by the Company where control is achieved when the Company has the power to govern the financial and operating policies of the entity. The Company owns directly and indirectly 100% of all the subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. With regards to the acquisition of Otis (Note 5), the Company adopted the definition of a “business” in line with the new guidance as issued in IFRS 3 (Revised) Business Combinations.

ii.	Transactions eliminated on consolidation - intercompany transactions, balances, income and expenses are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency transactions and translation

i.	Transactions and balances - foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Company’s consolidated statements of comprehensive income (loss).

All foreign exchange gains and losses are presented in the consolidated statement of comprehensive income (loss) within Other income/expense.

ii.	Translation - the results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

7

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
●	Income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
●	All resulting exchange differences have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

(c)	Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid short-term investments with a maturity date of three months or less when acquired.

(d)	Financial instruments

Financial assets

Routine purchases and sales of financial assets are recognized on trade date, the date on which the Company commits to purchase or sell the asset. At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income (loss).

Subsequent measurement of debt instruments depends on the classification of financial assets determined at initial recognition. Classification of financial assets depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. The Company classifies and provides for financial assets as follows:

●	Financial assets at fair value through profit or loss include principally the Company’s cash and cash equivalents, as well as foreign currency forward sales contracts. A financial asset is classified in this category if it does not meet the criteria for amortized cost or fair value through other comprehensive income, or is a derivative instrument not designated for hedging. Gains and losses arising from changes in fair value are presented in the consolidated statements of comprehensive income (loss) in the period in which they arise.
●	Financial assets at fair value through other comprehensive income are financial assets that are held in a business model with an objective that is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest. Movements in the carrying amount are taken through other comprehensive income (loss), except for the recognition of impairment gains or losses, and foreign exchange gains and losses which are recognized in the consolidated statement of comprehensive income (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income (loss) is reclassified from equity to the consolidated statement of comprehensive income (loss) and recognized in other gains/(losses). Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the consolidated statement of comprehensive income (loss).
●	Financial assets at amortized cost are financial assets with the objective to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This includes the entities trade, and non-trade receivables. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated statement of comprehensive income (loss) and presented in other gains/(losses), together with foreign exchange gains and losses.

8

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

At each balance sheet date, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in the consolidated statement of comprehensive income (loss).

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.

Non-hedged derivative financial instruments

All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in the consolidated statement of comprehensive income (loss) as non-hedged derivative gains or losses.

Financial liabilities

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.

(e)	Inventories

Silver-lead and silver-zinc in concentrate and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price, less estimated costs of completion and costs of selling final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including amortization, incurred in converting materials into finished goods. The cost of production is allocated to joint products using a ratio of weighted average volume by product at each month end. Separately identifiable costs of conversion of each metal concentrate are specifically allocated.

9

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing items to their replacement costs.

When inventories have been written down to net realizable value, the Company makes a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization and any impairment charges. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of comprehensive income (loss) as incurred.

Amortization is recorded over the useful life of the asset, or over the remaining life of the mine, if shorter, as follows:

●	Mining properties – on a units-of-production basis;
●	Associated mining equipment – 3-10 years on a straight-line basis;
●	Buildings – 20 years on a straight-line basis; and
●	Processing equipment – 4-8 years on a straight-line basis.

Amortization charges on a unit-of-production basis are based on measured and indicated mineral resources.

The method of amortization, estimates of residual values and useful lives are reassessed at least at each financial year-end, and any change in estimate is taken into account in the determination of future amortization charges.

(g)	Exploration and evaluation expenditures

Acquisitions of mineral rights are capitalized. Subsequent exploration and evaluation costs related to an area of interest are expensed as incurred on a project-by-project basis. When a licence is relinquished or a project is abandoned, the related costs are immediately recognized in the consolidated statement of comprehensive income (loss).

Exploration properties that contain estimated Proven and Probable Mineral Reserves, but for which a development decision has not yet been made, are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

10

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Exploration and evaluation assets are reclassified to “Mine Properties - Mines under construction” when the technical feasibility and commercial viability of extracting the Mineral Resources or Mineral Reserves are demonstrable and construction has commenced or a decision to construct has been made. Exploration and evaluation assets are assessed for impairment before reclassification to “Mines under construction”, and the impairment loss, if any, is recognized in the consolidated statement of comprehensive income (loss).

(h)	Development expenditure

Development expenditures incurred by or on behalf of the Company are accumulated separately for each property in which an indicated resource has been identified. Such expenditures comprise costs directly attributable to the construction of a mine and the related infrastructure.

General and administrative costs are allocated to a development asset only to the extent that those costs can be related directly to development activities in the relevant area of interest. Once a development decision has been taken, the development expenditure is classified under property, plant and equipment as ‘‘development properties’’. A development property is reclassified as a “mining property’’ at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management. No amortization is recognized in respect of development properties until they are reclassified as “mining properties’’. Each development property is tested for impairment in accordance with the Company’s impairment policy.

(i)	Mining properties

When further development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the consolidated entity. Otherwise, such expenditures are classified as a cost of production.

Amortization is charged using the units-of-production method. The units-of-production basis results in an amortization charge proportional to the depletion of measured and indicated resources. Mine properties are tested for impairment in accordance with the Company’s impairment policy.

(j)	Decommissioning and site rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money. When the liability is initially recognized, the present value of the estimated cost is capitalised by increasing the carrying amount of the related mining asset.

The periodic unwinding of the discount applied in establishing the net present value of provisions due to the passage of time is recognized in the consolidated statement of comprehensive income (loss) as a finance cost. Changes in the rehabilitation estimate attributable to development will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

11

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(k)	Mineral Rights

Mineral rights are carried at cost and amortized using a units-of-production method based on the resources that exist in the location that has access to such rights.

Methods of amortization and estimated useful lives are reassessed annually and any change in estimate is taken into account in the determination of future amortization charges.

(l)	Impairment

i.	Financial assets - a financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

ii.	Non-financial assets - the carrying amounts of the Company’s non-financial assets, primarily property, plant and equipment and mineral rights, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset or cash generating unit (CGU) recoverable amount is estimated. Recoverability of assets or CGU, the mine operation, to be held and used are measured by a comparison of the carrying value of the asset to the recoverable amount, which is the higher of value in use and fair value less costs to sell.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or the CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income (loss). Impairment losses recognized in respect of the CGU are allocated to reduce the carrying amount of long-lived assets in the unit on a pro rata basis.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

12

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(m)	Future Termination Benefits

Employees of the Company’s Mexican mines are entitled by local labor laws to employee departure indemnities, generally based on each employee’s length of service, employment category and remuneration.

The cost of these retirement benefits is determined using the projected unit credit method. Current service cost and any past service cost are recognized in the same line item in the consolidated statement of comprehensive income (loss) as the related compensation cost. Changes in actuarial assumptions used to determine the accrued benefit obligation are recognized in full in the period in which they occur, in the the consolidated statement of comprehensive income (loss).

The most significant assumptions used in accounting for post employment benefits are the discount rate, the mortality and the life of mine. The discount rate is used to determine the present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to the Company’s consolidated statement of comprehensive income (loss) as the interest cost. The life of mine and mortality assumptions are used to project the future stream of benefit payments, which is then discounted to arrive at a present value of liabilities. The values attributed to the liabilities are assessed in accordance with the advice of independent qualified actuaries.

(n)	Current and deferred income tax

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.

The current income tax charge is calculated on the basis of the tax laws substantively enacted at the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, the Company establishes provisions expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except in the case of a subsidiary where timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is determined on a non discount basis using tax rates (and laws) that have been substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the need to recognize a deferred tax asset, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies.

13

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The Company recognizes neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

i.	Royalties - royalties, resource rent taxes and revenue-based taxes are accounted for under taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales. The 7.5% Mexican mining royalty is based on earnings before interest tax, depreciation and amortization (EBITDA), is treated as an income tax in accordance with IFRS, as it is based on a measure of revenue less certain specified costs. The extraordinary mining royalty of 0.5% on precious metals revenues is not considered to be an income tax in accordance with IFRS as it is based on a percentage of revenue and not taxable income.

(o)	Share-based payments

ii.	Share option plan - employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company, as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

iii.	Equity-settled transactions - the costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes option-pricing model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

14

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

iii.	Cash-settled transactions - a Deferred Share Unit (“DSU”) Plan was established for directors of the Company. The cost of the DSUs is measured initially at fair value based on the closing price of the common shares preceding the day the DSUs are granted. The Company has the option of settling the DSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) as share-based payments and credited to equity under contributed surplus.

A Restricted Share Unit (“RSU”) Plan was established for directors, certain employees and eligible contractors of the Company. The cost of the RSUs is measured initially at fair value on the authorization date based on the market price of the common shares preceding the day the RSUs are authorized by the Board of Directors. The Company has the option of settling the RSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) in share-based payments and credited to equity under contributed surplus.

(p)	Revenue recognition

Company policy requires all production to be sold under contract. Revenue is only recognized on individual concentrate shipments when following conditions are satisfied:

●	Contracts with customers have been identified
●	Performance obligations in the contract have been identified
●	Transaction price is determined
●	Transaction price is allocated to the performance obligations in the contract
●	Performance obligation in the contract is satisfied

Satisfaction of these conditions depends on the terms of trade with individual customers. Generally, control over goods are considered to have transferred to the customer upon delivery.

Concentrate products are sold on a ‘provisional pricing’ basis where the sale price received by the group is subject to a final adjustment at the end of a period that may be up to 90 days after delivery to the customer. The final sale price is based on the market price on the quotational date in the contract of sale. Sales are initially recognized when the revenue recognition criteria have been satisfied, using market prices at that date. At each reporting date the provisionally priced shipment is marked to market based on the forward selling price for the quotational point specified in the contract until that point is reached. Revenue is only recognized on this basis where the forward selling price can be reliably measured.

Many of the Company’s sales are subject to an adjustment based on confirmation of the technical specifications of each shipment by the customer. In such cases, revenue is recognized based on the group’s best estimate of the technical specifications at the time of shipment, and any subsequent adjustments are recorded against revenue when final specifications are confirmed and agreed to by both parties, as per the offtake agreement terms.

15

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(q)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of Excellon by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Excellon’s potentially dilutive common shares comprise stock options granted to employees and warrants.

(r)	Segment reporting

The Company has two reportable segments based on a geographical basis. During the year, the Company operated in Mexico and Canada. The Mexican operation is principally engaged in the acquisition, exploration, evaluation, and development of mining properties. The Platosa property is in commercial production and is earning revenue through the sale of silver-lead concentrate and silver-zinc concentrate. The Canadian operations are principally engaged in the financing, acquisition, exploration and evaluation of mining properties. Segments are reviewed by the CEO, who is considered to be the chief operating decision maker.

(s)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are amortized to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

16

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

When the lease liability is re-measured in this way, a corresponding adjustment is either made to the carrying amount of the right-of-use asset or is recorded in the consolidated statement of comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has lease arrangements that include both lease and non-lease components. The Company accounts for each separate lease component and its associated non-lease components as a single lease component for all its asset classes. Additionally, for certain lease arrangements that involve leases of similar assets, the Company applies a portfolio approach to effectively account for the underlying right-of-use ROU assets and lease liabilities.

(t)	Farm-out accounting

Mineral rights held by the Company which are subject to a farm-out arrangement, where a farmee incurs certain expenditures on a property to earn an interest in that property, are accounted as follows:

●	the Company does not record exploration expenditures made by the farmee on the property;
●	any cash consideration and the initial fair value of any shares received is credited against the costs previously capitalized to the mineral rights;
●	the change in fair value of any shares received by Company as part of a farm-out arrangement are recorded in the consolidated statement of comprehensive income (loss); and
●	the Company uses the carrying value of the mineral rights before the farm-out arrangement as the carrying value for the portion of the interest retained (if any).

(u)	Accounting standards issued but not yet applied

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use (i.e. pre-production revenue). Instead, a company will recognize such sales proceeds and related cost in the consolidated statement of comprehensive income (loss). The amendment is effective for annual periods beginning on or after January 1, 2022.

17

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

5. ACQUISITION OF OTIS GOLD CORP.

On April 22, 2020, the Company completed a plan of arrangement to acquire Otis Gold Corp. (“Otis”). Otis shareholders received 0.046 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 Excellon common shares. The acquisition also resulted in outstanding Otis stock options and warrants being converted to Excellon stock options and warrants at the Exchange Ratio, resulting in the issuance of 531,895 Excellon stock options (“Replacement Options”) and 305,060 Excellon warrants exercisable at C$3.30 until March 29, 2022 (“Replacement Warrants”) (collectively, the “Transaction”).

On closing of the Transaction, Otis assets consisted primarily of mineral properties. As Otis did not have processes capable of generating outputs, Otis did not meet the definition of a business in accordance with IFRS 3 Business Combinations, and as a result the Transaction has been accounted for as an asset acquisition. The value of consideration paid after allocation to the other net assets acquired, was allocated to Otis’ Kilgore and Oakley mineral properties based on their relative fair values on April 22, 2020.

The purchase price has been determined and allocated as follows:

		April 22, 2020
		$

Purchase price	Common shares of Excellon issued	16,370
	Fair value of Excellon options issued	361
	Fair value of Excellon warrants issued	233
	Transaction costs	1,723
		18,687

Assets acquired	Cash	51
	Tax receivables, prepaid expenses and other assets	24
	Property, plant and equipment	35
	Reclamation deposits	53
	Right of use assets	48
	Mineral rights - Oakley Project	5,332
	Mineral rights - Kilgore Gold Project	13,711

Liabilities Assumed	Trade payables	(166)
	Convertible loan from Excellon	(353)
	Current and long-term lease liabilities	(48)
		18,687

Upon completion of the Transaction, the C$500 loan owed by Otis to Excellon became an intercompany loan and was eliminated on consolidation. Included in transaction costs is C$856 relating to Otis’ transaction costs incurred, assumed, and paid by Excellon after closing the Transaction.

18

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The fair value of the common shares issued amounted to $16,370 based on the trading price of the Company’s shares on the issuance date (C$2.85). The fair value of the Replacement Options and Replacement Warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Exercise price	C$1.10 - C$7.65	C$3.30
Expected life (years)	0.23 - 4.00	1.9
Volatility	72.9% - 87.9%	79.1%
Risk-free rate	0.66% - 0.75%	0.66%

6. MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”), receiving an initial consideration of 500,000 Wallbridge Shares (TSX:WM).

On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 Warrants to relinquish all interest in the Beschefer Property (Note 11). The Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

An unrealized gain on revaluation of the Wallbridge Shares and Warrants of $712 was recorded in other income for the year ended December 31, 2020 (2019: gain of $289). The fair value of the Warrants was determined using a Black-Scholes model, risk free rate of 0.33%, Wallbridge share price of C$0.78 and volatility of 107% at December 31, 2020.

	2020	2019
	$	$
Marketable securities at fair value	2,138	348
Warrants at fair value	212	-
	2,350	348

7. VAT RECOVERABLE

VAT (value added tax) recoverable consist of the total VAT credits recoverable by each of the Company’s Mexican subsidiaries. In Mexico, VAT credits can only be applied to VAT payable specific to each entity and are non-transferable. The Company’s VAT payable position is reflected separately on the consolidated statement of financial position.

8. INVENTORIES

	2020	2019
	$	$
Ore stockpiles	463	186
Concentrate inventory	4	588
Production spare parts	2,441	2,402
Obsolescence Provision - spare parts	(523)	(561)
	2,385	2,615

19

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

9. OTHER CURRENT ASSETS

	2020	2019
	$	$
Income taxes recoverable	145	415
Prepaid expenses	340	737
Restricted cash	765	-
Forward foreign exchange contracts (1)	21	432
Others	52	15
	1,323	1,599

(1)	Comparative period reclassified from other payables to match current-period other current asset classification.

10. PROPERTY, PLANT AND EQUIPMENT

				Assets	Right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$
At January 1, 2019
Cost	29,212	15,938	5,756	1,368	-	52,274
Accumulated amortization	(17,130)	(8,860)	(4,537)	-	-	(30,527)
	12,082	7,078	1,219	1,368	-	21,747

Year ended December 31, 2019
Opening net book value	12,082	7,078	1,219	1,368	-	21,747
Additions	1,202	847	111	3,621	1,006	6,787
Reclassification	33	(640)	33	(66)	640	-
Depletion and amortization	(2,257)	(1,955)	(291)	-	(228)	(4,731)
Exchange differences	516	290	52	148	9	1,015
Closing net book value	11,576	5,620	1,124	5,071	1,427	24,818

At December 31, 2019
Cost	31,774	16,887	6,160	5,071	1,646	61,538
Accumulated amortization	(20,198)	(11,267)	(5,036)	-	(219)	(36,720)
	11,576	5,620	1,124	5,071	1,427	24,818

Year ended December 31, 2020
Opening net book value	11,576	5,620	1,124	5,071	1,427	24,818
Additions (1)	1,416	1,873	673	3,658	48	7,668
Reclassification	4,046	3,333	-	(7,325)	(54)	-
Depletion and amortization	(2,191)	(2,101)	(298)	-	(202)	(4,792)
Exchange differences (2)	(377)	164	(503)	(882)	(266)	(1,864)
Closing net book value	14,470	8,889	996	522	953	25,830

At December 31, 2020
Cost	36,400	21,576	6,075	522	1,640	66,213
Accumulated amortization	(21,930)	(12,687)	(5,079)	-	(687)	(40,383)
	14,470	8,889	996	522	953	25,830

(1)	During the year ended December 31, 2020, the Company incurred $3,658 in sustaining capital expenditures initially recorded as assets under construction, primarily related to the expansion of the dewatering system at the Platosa Mine and a raise of the tailings management facility at the Miguel Auza processing facility. All assets that have been commissioned are reclassified to their associated asset class.
(2)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

20

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

11. MINERAL RIGHTS

	Platosa	Beschefer	Silver City	Kilgore	Oakley
	(Mexico)	(Canada) (1)	(Germany) (2)	(Idaho) (3)	(Idaho) (4)	Total
	$	$	$	$	$	$
At January 1, 2019
Cost	3,621	1,466	-	-	-	5,087
Accumulated amortization	(2,460)	-	-	-	-	(2,460)
	1,161	1,466	-	-	-	2,627

Year ended December 31, 2019
Opening net book value	1,161	1,466	-	-	-	2,627
Additions	-	-	245	-	-	245
Disposals	-	(104)	-	-	-	(104)
Depletion and amortization	(210)	-	-	-	-	(210)
Exchange differences	52	66	-	-	-	118
Closing net book value	1,003	1,428	245	-	-	2,676

At December 31, 2019
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
	1,003	1,428	245	-	-	2,676

Year ended December 31, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Acquisitions	-	-	317	13,711	5,332	19,360
Additions	-	-	-	45	32	77
Disposals	-	(1,348)	-	-	-	(1,348)
Depletion and amortization	(178)	-	-	-	-	(178)
Exchange differences	(21)	(80)	26	-	-	(76)
Closing net book value	804	-	587	13,756	5,364	20,511

At December 31, 2020
Cost	3,721	-	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	-	(2,917)
	804	-	587	13,756	5,364	20,511

21

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(1)	On March 17, 2020, the Company entered into an agreement with Wallbridge (Note 6) in respect of the Beschefer Option Agreement, whereby the amended Option payments were deemed fully satisfied through the issuance of a total of 3,500,000 Wallbridge Shares and 500,000 warrants to purchase Wallbridge Shares at $1.00 for a period of five years from the date of issuance (collectively, the “Wallbridge Consideration”). In accordance with the Company’s farm-out accounting policy, the initial fair value of the Wallbridge Consideration was credited to the Beschefer Mineral Rights and the loss on disposal ($188) was recorded in the consolidated statement of comprehensive income (loss) for the twelve months ended December 31, 2020.

(2)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Braunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of 45,367 common shares (valued at C$225) and the first cash payment (C$100) were made on the effective date of the Globex Agreement and recorded as an addition to mineral rights ($245). On September 21, 2020, the second issuance of 65,657 common shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights ($317).

(3)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition (Note 5). The Company has a 100% interest in the Kilgore Gold property located in Clark County, Idaho, which consisted of 614 federal lode mining claims unencumbered by any underlying royalties. In Q4 2020, the Company staked 175 new claims expanding the Kilgore property by 28%.

(4)	On April 22, 2020, the Company acquired the Oakley Project as part of the Otis acquisition (Note 5). The Oakley Project includes Blue Hill Creek, Matrix Creek, Cold Creek and other properties in Idaho, USA:

●	Blue Hill Creek (“BHC”) - The Company has a 100% interest in the Blue Hill Creek property located in Cassia County, Idaho; the property consists of 44 unpatented federal lode mining claims and an adjacent 80 acre Idaho state lease, subject to a net smelter returns royalty (“NSR”) of 2% on production of gold from BHC.
●	Matrix Creek - The Company has a 100% interest in the Matrix Creek property, located in Cassia County, Idaho; the property consists of 61 unpatented federal lode mining claims and a 320 acre mineral lease, subject to an NSR of 2% on production of gold from Matrix Creek. The 2.0% NSR at BHC and Matrix Creek can be purchased for a total of $2,000.
●	Cold Creek and other properties - The Company has a 100% interest in the Cold Creek property located in Cassia County, Idaho, which consists of 85 unpatented federal lode mining claims, and 32 other unpatented federal lode mining claims, all located in Cassia County, Idaho and located within the area known as the Oakley Project.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra may earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments of $550 over a six year period. Details are as follows:

●	Centerra can earn a 51% interest in Oakley (the “First Option”) by incurring $4,500 in exploration expenditures and by making cash payments of $250 over a three-year period as follows:

o	Cash payment of $75 (received by Otis) on signing and commitment to spend a minimum of $500 on exploration expenditures in Year One;
o	Cash payment of $75 (received in February 2021) and $1,500 in exploration expenditures in Year Two; and
o	Cash payment of $100 and $2,500 in exploration expenditures in Year Three.

22

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

●	Centerra will then have an option to acquire a further 19% of the Oakley Project, for a total of 70% (the “Second Option”), by incurring an additional $3,000 in exploration expenditures and making a cash payment of $300 over three years.
●	During the term of the Oakley Agreement, Centerra will be the Operator of the project. Excellon will act as Project Manager and will earn 10% of the approved exploration expenditures for technical oversight and project management.
●	Subsequent to either the First Option or the Second Option, at Centerra’s option, the parties shall form a joint venture and fund expenditures going forward on a pro rata basis.
●	Should Excellon’s interest fall below 10% during the joint venture, that interest will automatically convert to a 2% NSR that is not subject to a buyback provision.

As at December 31, 2020, Centerra has met the minimum qualifying exploration expenditures on the Oakley Project.

In Q4 2020, the Company staked 125 new claims expanding the Oakley property by 56%.

12. TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at December 31, 2020. Accounts payable make up $4,252 of the $8,172 balance (as at December 31, 2019 – $4,672 of the $7,132 balance), of which $2,429 relate to operations in Mexico. Accruals and other payables of $3,920 (as at December 31, 2019 – $2,460) include administrative and operating costs, accounting and legal services and statutory payroll withholding taxes.

13. LEASE OBLIGATIONS

	2020	2019
	$	$
Total discounted lease obligations	830	1,277
Less: current portion of lease obligations	(405)	(489)
Non-current of lease obligations	425	788

The Company leases select mining equipment, office and warehouse space. All leases have fixed interest rates and security is provided by the asset being leased. Interest expense on the lease liabilities was $69 for the year ended December 31, 2020 (December 31, 2019 - $30). Details of the lease payments are as follows:

	2020	2019
	$	$
Within 1 year	448	577
Between 1 and 5 years	455	940
Total undiscounted lease obligations	903	1,516

14. CREDIT FACILITY

On March 16, 2020, the Company closed a US$6-million bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Credit Facility carried interest at 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon issued 107,291 common shares to Sprott Lending which were recorded in the consolidated statement of comprehensive income (loss) as finance costs.

The Company repaid the Credit Facility on August 4, 2020 on the closing of the Convertible Debenture financing (Note 16).

23

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

15. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2019
Opening balance	684	1,532	2,216
Change in estimate	(95)	-	(95)
Accretion for the period	62	26	88
Exchange differences	(34)	68	34
Closing Balance	617	1,626	2,243

Year ended December 31, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	233	-	233
Accretion for the period	40	61	101
Exchange differences	(125)	(131)	(256)
Closing Balance	652	1,556	2,208

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 4.86% (December 31, 2019 – 6.8%), annual salary rate increase of 3.75% (December 31, 2019 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2019 – 5.31%) and the life of mine of approximately four years.

During the year, the Company paid $453 in termination benefits, of which $113 was recorded against post-retirement benefits and $340 was recorded in the consolidated statement of comprehensive income (loss) for period ended December 31, 2020.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 4.73% (December 31, 2019 – 4.4%), Mexican inflation rate and the life of mine of approximately four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1,746 of which $892 relates to the Platosa mine and $854 relates to the Miguel Auza processing facility.

24

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

16. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed the private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico.

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572) and were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures, and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company recorded interest expense of C$1,594 ($1,222) for the period from closing to December 31, 2020. The Company elected to pay the first interest payment in common shares valued at C$754 ($588) on December 31, 2020.

	2020
	$ CAD	$ USD

Proceeds on issuance of Debenture	17,910	13,334
Transaction costs paid	(768)	(572)
Portion allocated to equity - conversion option and other features	(8,683)	(6,464)
Interest expense	1,594	1,222
Value of shares issued to settle interest payable	(754)	(588)
Exchange differences	-	351
Balance at December 31, 2020	9,299	7,283

25

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

17. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2019
Opening balance	19,841	106,786
Shares issued on exercise of stock options	10	38
Shares issued on exercise of RSUs and DSUs	40	245
Shares issued on exercise of warrants	370	699
Shares issued from bought deal (1)	2,185	6,903
Value of shares issued in asset acquisition (2)	45	169
Balance at December 31, 2019	22,491	114,840

Year ended December 31, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	261	602
Shares issued on exercise of RSUs and DSUs	382	1,627
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (3)	8,131	16,370
Shares issued as part of Credit Facility (4)	107	180
Shares issued to settle payables (5)	671	1,738
Value of shares issued in asset acquisition (2)	66	246
Shares issued to settle interest on convertible debentures (6)	228	588
Balance at December 31, 2020	32,339	136,199

(1)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 2,185,000 units (“2019 Public Units”) at a price of C$5.30 per Public Unit for gross proceeds of C$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one common share and one half-warrant (“$7.00 Warrant”) with each whole warrant entitling the holder to acquire a common share at a price of C$7.00 for a period of two years ending August 27, 2021. The Company issued 1,092,500 $7.00 warrants. Broker and underwriting fees of C$800 were paid in respect of the 2019 Bought Deal.

The net proceeds of C$10,510 ($8,000) after transaction costs, were allocated proportionally between the fair values of the common shares and the $7.00 Warrants.

(2)	On September 24, 2019, the Company announced the Globex Agreement. The first issuance of 45,367 common shares (valued at C$225) and the first cash payment (C$100) were made on the effective date of the option agreement and recorded as an addition to mineral rights. On September 21, 2020, the second issuance of 65,657 common shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights (Note 11).

(3)	On April 22, 2020, the Company completed the Otis Transaction (Note 5). Otis shareholders received 0.23 of a common share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 common shares valued at the market price of C$2.85 per common share.

(4)	On March 16, 2020, the Company closed the Credit Facility (Note 14). In consideration for the Facility, Excellon issued 107,291 common shares to Sprott Lending.

(5)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican trade payables totaling C$2,098, as approved by the TSX. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the shares issued and the carrying amount of the payables settled.

(6)	On December 31, 2020, the Company elected to pay the first interest payment on the Debentures (Note 16) in common shares valued at C$754 ($588).

26

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Purchase Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2019	260,000	6.34	370,209	2.50	352,571	372,499
Granted/issued	241,000	4.68	1,092,500	7.00	369,795	95,073
Exercised/settled	(10,000)	2.85	(370,209)	2.50	(39,833)	-
Expired	(20,000)	5.78	-	-	-	-
Forfeited	(10,000)	4.75	-	-	(110,047)	-
Outstanding at December 31, 2019	461,000	5.59	1,092,500	7.00	572,486	467,572
Exercisable at December 31, 2019	270,665	5.91	1,092,500	7.00	-	-

Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,486	467,572
Granted/issued/acquired (Note 5)	1,002,395	3.34	1,448,488	5.23	337,331	217,264
Exercised/settled	(260,596)	1.93	(2,400)	3.45	(224,750)	(193,507)
Expired	(332,359)	5.20	-	-	(91,332)	-
Forfeited	(23,004)	4.26	-	-	(128,223)	-
Outstanding at December 31, 2020	847,437	4.21	2,538,588	6.00	465,511	491,330
Exercisable at December 31, 2020	548,009	4.52	2,538,588	6.00	-	-

On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants (“$3.30 Warrants”) in replacement of pre-existing Otis Options and Warrants outstanding at the date of closing of the Transaction (Note 5). In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

The $7.00 Warrants expire on August 27, 2021, the $3.30 Warrants expire on March 29, 2022 and the $5.75 Warrants expire on July 30, 2023 (Note 16).

27

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$2.00 to $3.99	502,487	2.42	294,235	3.07
$4.00 to $5.99	243,950	3.19	152,774	4.75
$6.00 to $7.99	15,000	1.40	15,000	7.63
$8.00 to $9.99	86,000	1.59	86,000	8.53
	847,437	2.54	548,009	4.52

The grant date fair values of the Options were measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the Option fair values at grant date were the following:

	2020	2019
Fair value at grant date (CAD)	$1.64	$2.90
Share price at grant date (CAD)	$3.34	$4.65
Exercise price (CAD)	$3.34	$4.65
Risk free interest rate	0.56%	1.71%
Expected life of options in years	5.00	5.00
Expected volatility	74.81%	77.63%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	4.76%	5.40%

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	2020	2019
	$ (CAD)	$(CAD)
Stock options	634	559
RSU	1,085	456
DSU	835	448
	2,554	1,463

18. LOSS PER SHARE

	2020	2019
Net loss for the year	$(16,020)	$(10,075)

Weighted average number of shares outstanding - basic and diluted	28,881,800	20,674,866

Net loss per share - basic and diluted	$(0.55)	$(0.49)

When calculating earnings per share for periods where the Company has a loss, the calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options and warrants as they would be anti-dilutive.

28

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s significant unrecognized commitments as of December 31, 2020:

	2021	2022	2023	2024	2025	Total
	$	$	$	$	$	$
Exploration License (Silver City Project) - Cash	78	156	-	-	-	234
Exploration License (Silver City Project) - Shares	332	488	-	-	-	819
Concession holding fees	648	689	632	709	709	3,387
	1,057	1,333	632	709	709	4,441

Excluded above is the Platosa Project Net Smelter Return (NSR) royalty as such payments vary period to period based on production results and commodity prices. The NSR bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually.

Legal contingencies

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the likelihood of this decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is no impact to the ongoing operations of the business.

The Company has accrued an amount of $142 related to various labour disputes filed since 2010.

20. REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenues.

29

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

During the year ended December 31, 2020, the Company recorded $496, in revenues associated with the initial ore milling test under the toll milling arrangement signed with Hecla Mining Company (2019: $920).

The Company recognized the following amounts related to revenue:

	2020	2019
	$	$
Concentrate revenues from contracts with customers	25,970	26,017
Provisional pricing adjustments on concentrate sales	(264)	(468)
Revenues from toll milling services	496	920
Total revenues	26,202	26,469

The following table sets out the disaggregation of revenue by metal and form of sale:

	2020	2019
	$	$
Concentrate revenues from contracts with customers:
Silver	16,963	13,693
Lead	3,571	4,422
Zinc	5,172	7,434
Revenues from toll milling services	496	920
Total revenues	26,202	26,469

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

21. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	2020	2019
	$	$
Direct mining and milling costs (1)	19,604	22,541
Changes in inventories (2)	143	193
Depletion and amortization	4,649	4,708
Toll milling costs	234	482
Cost of sales	24,630	27,924

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

30

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(b) Administrative expenses consist of the following:

	2020	2019
	$	$
Office, overhead and insurance	1,822	1,773
Salaries and wages	1,777	1,442
Corporate development and legal	794	182
Public company costs	237	52
Administrative expenses	4,630	3,448

(c) Other expenses consist of the following:

	2020	2019
	$	$
Unrealized gain on marketable securities (Note 6 )	(645)	(289)
Unrealized gain on purchase warrants (Note 6)	(67)	-
Loss (gain) on disposal of assets (Note 11 )	188	(19)
Unrealized foreign exchange loss (gain)	653	(360)
Realized foreign exchange loss (gain)	276	(115)
Interest income	(47)	(60)
Shares issued at a discount to settle payables	196	-
Management fee income (Note 11 )	(95)	-
Other	(86)	61
Other expenses, net	373	(782)

22. EXPLORATION EXPENSE

Exploration expenses were incurred on the following projects:

	2020	2019
	$	$
Platosa	1,037	2,965
Evolución	582	833
Silver City	1,672	55
Kilgore	741	-
	4,032	3,853

31

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

23. FINANCE EXPENSES

Finance expenses consist of the following:

	2020	2019
	$	$
Interest expense - convertible debentures	1,222	-
Interest expense - other	759	71
Rehabilitation provision - accretion	61	26
Post-retirement benefits - accretion	40	62
Gain on change in fair value of purchase warrant liabilities	-	(335)
Unrealized loss (gain) on currency hedges	426	(119)
Finance expense (income), net	2,508	(295)

24. INCOME TAX

The Company’s provision for (recovery of) income tax differs from the amount computed by applying the combined Canadian federal and provincial income tax rates to income (loss) before income tax as a result of the following:

	2020	2019
	$	$

Statutory tax rates	26.5%	26.5%

Income tax (recovery) computed at the statutory rates	(3,243)	(2,399)
Non-deductible items	(1,996)	120
Change in tax benefit not recognized	9,098	2,933
Foreign tax differentials	(355)	(267)
Other	112	735
Special mining royalty	167	(100)
Provision for income taxes	3,783	1,022

The enacted or substantively enacted tax rates in Canada (26.5% in 2020) and Mexico (30% in 2020) are applied in the tax provision calculation.

The 7.5% mining royalty in Mexico is treated as an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantive enactment, a taxable temporary difference arises, as certain mining assets related to extractive activities have a book basis but no tax basis for purpose of the royalty. As at December 31, 2020, the Company has recognized a deferred tax liability of $318 (as at December 31, 2019 - $152) in respect of this special mining royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

Provision for income taxes consists of the following:

	2020	2019
	$	$
Current income taxes	305	299
Deferred income taxes	3,478	723
	3,783	1,022

32

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The following table reflects the Company’s deferred income tax assets (liabilities):

	2020	2019
	$	$
Non-capital losses carried forward	1,521	9,010
Resource related assets	1,285	1,061
Property, plant and equipment	2,079	(697)
Deferred income and other	1	6
Accrued revenue	26	10
Prepaid expenses, deposits and other	233	1,504
Deferred tax assets	5,145	10,894

Prepaid expenses, deposits and other	(611)	(659)
Special mining royalty	(318)	(152)
Deferred tax liabilities	(929)	(811)

Net deferred tax assets	4,216	10,083

The Company recognized deferred tax liabilities of $929, and deferred tax assets of $5,145 in respect of tax losses as at December 31, 2020 (as at December 31, 2019 – net deferred tax asset of $10,083) as projections of various sources of income support the conclusion that the realization of these deferred tax assets is probable.

The following temporary differences and non-capital losses have not been recognized in the consolidated financial statements.

	2020	2019
	$	$
Non-capital losses carried forward	57,299	23,982
Capital losses	1,214	3,697
Resource related deductions	22,510	20,961
Share issuance costs	9	26
Property, plant and equipment	206	141
Prepaid expenses, deposits and other	2,160	1,522
	83,398	50,330

As at December 31, 2020, the Company has non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

	2020	2019
	$	$
2021	1,471	1,551
2022	-	-
2023	-	-
2024 and thereafter	62,678	52,466
	64,149	54,017

As at December 31, 2020, the Company has Canadian capital losses of $8,439 (as at December 31, 2019 – $8,252) that may be carried forward indefinitely and applied against capital gains of future years. The Company also has loss carryforwards of $1,048 for U.S. tax purposes. Of this amount, $433 expires between 2033 and 2037 fiscal years, and $615 is not subject to expiration.

At December 31, 2020, $nil (as at December 31, 2019 – $nil) was recognised as a deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries as the Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future; and the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries. The amount of temporary differences not booked for these unremitted earnings at December 31, 2020 is $4,887 (as at December 31, 2019 – $5,147).

33

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

25. RELATED PARTIES

The former corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During year ended December 31, 2020, the Company incurred legal services from this firm of $50 (2019 – $74). As at December 31, 2020, the Company had an outstanding payable balance due to this firm of $8 (as at December 31, 2019 – $nil).

26. KEY MANAGEMENT TRANSACTIONS

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	2020	2019
	$	$
Salaries, fees and benefits	1,510	1,227
Director’s fees	285	315
Shared-based payments	1,175	962
	2,970	2,504

27. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At December 31, 2020, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

34

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

	Fair value	2020	2019
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	2,138	348
Purchase warrants	Level 2	212	-
Trade receivables	Level 2	1,782	2,278
Forward foreign exchange contracts	Level 2	21	432
		4,153	3,058

There were no transfers between levels 1, 2 or 3 during the twelve months ended December 31, 2020.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices
●	Warrants - based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts were appropriate.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Accounts receivable are subject to normal industry credit risks and are considered to have a low credit risk.

35

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to determine the funds required to meet its operating and growth objectives. To the extent that the Company may foresee insufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

Currency risk

The Mexican peso (“MXN”), US dollar (“USD”) and the Canadian dollar (“CAD”) are the functional currencies of subsidiaries of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

The Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2020, forward contracts for the purchase of MXN16 million in exchange for $0.8 million at an average rate of 20.45 MXN/USD, at various maturity dates until February 2021, were outstanding.

The mark-to-market adjustment on forward foreign exchange contracts resulted in an unrealized loss of $426 recorded in finance expense for the year ended December 31, 2020 ($119 unrealized gain as at December 31, 2019) and an asset balance of $21 at December 31, 2020 (December 31, 2019 – $432 asset balance).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is recorded in the consolidated statement of comprehensive income (loss) to reflect this risk.

The principal non-functional currency to which the Company is exposed is the USD. Based on the Company’s net financial assets and liabilities in USD as at December 31, 2020, a weakening of the USD against the MXN and CAD functional currencies by 1%, with all other variables held constant, would have increased/(decreased) net income and equity by approximately $46.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. Sales revenue is earned in currencies other than the functional currency of operations, and certain exchange controls may require that funds be maintained in currencies other than the functional currency of the operation.

36

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $20.40 for the year ended December 31, 2020 (2019: $16.20). The Company estimates that a 10% increase/decrease in commodity prices during in 2020, with all other variables held constant, would have resulted in an increase/decrease in net income of approximately $3,220.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

28. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration of, and extraction of ore from its mining properties.

The capital of the Company consists of the elements within shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

29. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	2020	2019	2020	2019	2020	2019
	$	$	$	$	$	$
Property, plant and equipment	24,877	23,391	953	1,427	25,830	24,818
Capital expenditures	(7,620)	(5,719)	(48)	(1,068)	(7,668)	(6,787)
Mineral rights	804	1,003	19,707	1,673	20,511	2,676
Total assets	63,062	47,981	10,217	7,601	73,279	55,582
Total liabilities	12,441	11,541	10,396	1,849	22,837	13,390

37

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

	2020	2019
	$	$
MEXICO
Revenues	26,202	26,469
Cost of sales	(24,630)	(27,924)
Exploration	(1,619)	(3,789)
Other (expense) income	(1,058)	826
Finance (expense) income	(136)	(40)
Income tax expense	(5,497)	(928)
Net loss	(6,738)	(5,386)

CORPORATE
Corporate administrative expenses	(6,896)	(4,823)
Exploration	(2,413)	(64)
Other (expense) income	685	(44)
Finance (expense) income	(2,372)	335
Income tax recovery (expense)	1,714	(93)
Net loss	(9,282)	(4,689)

Net Loss	(16,020)	(10,075)

38